Carol A. Mogor

Qualifications

- Innovative professional with 18 years of therapy expertise in a variety of settings.
- Exceptional leadership, management, oral/written communication, interpersonal skills.
- Thrive in both collaborative and independent work environments.
- Known for streamlining, consolidating and organizing workspace and creating a team environment.
- Proactive leader with excellent communication and conflict resolution skills.
- Strong interest in educating team members for treatment continuity.
- Proficient in the use of various computer programs and applications.

Education

Masters of Science Occupational Therapy ♦ University of Minnesota ♦ January 2000

Bachelor of Science Child Development Family Science ♦ North Dakota State University
Dean's List ♦ National Dean's List ♦ Golden Key Honor Society

Employment

Self-employed, Missing Link Occupational Therapy Services, PLC
July 2015 to present
- Provide quality, medically based treatment approaches with pediatric clients
- Effectively communicate with families, physicians, case managers
- Collaborate with interdisciplinary team members
- Manage day to day office operations
- Manage medical billing/payments with multiple health insurance companies

Contracted Occupational Therapist Registered/Licensed ♦ Montpelier Public Schools
November 2015-August 2017
- Provided superior therapy to children ages 5 through 12
- Facilitated open communication with interdisciplinary team members
- Managed a schedule with 30+ clients in 5 different locations
- Facilitated client, teacher, and family education and communication
- Directed paraprofessionals in appropriate therapeutic care
- Educated teams regarding occupational therapy treatment modalities
- Provided accurate billing records

Occupational Therapist Registered/Licensed ♦ Eden Central School
January 2008-June 2015
- Provided superior therapy to children from birth through 21 in 8 locations
- Facilitated open communication with interdisciplinary team members
- Developed a series of dictation templates
- Managed a schedule with 50+ clients
- Facilitated client, teacher, and family education and communication
- Directed paraprofessionals in appropriate therapeutic care

- Educated teams regarding occupational therapy treatment modalities
- Provided accurate billing records for Medicaid reimbursement

Occupational Therapist Registered/Licensed ♦ Copley Hospital
August 2006-January 2008
- Provided superior therapy to children from birth through 21 in 8 locations
- Facilitated open communication with interdisciplinary team members
- Developed a series of dictation templates
- Developed and presented an in-service for teachers
- Initiated discussions on continuity of services within pediatric department

Rehab Manager/ Occupational Therapist Registered/Licensed ♦ Kindred Healthcare
July 2005-August 2006
- Provided quality occupational therapy to LTC and sub-acute rehab residents
- Supervised performance and ensured quality care of 4 multidisciplinary staff members
- Reported daily operations to corporate office on weekly basis
- Performed monthly chart audits for accuracy, thoroughness
- Provided precise billing invoices
- Managed staffing shortages, vacation coverage
- Administered departmental budget in support of Kindred's business plan
- Managed Medicare categories on daily basis
- Justified monthly profit and loss statements
- Completed management training program
- Received company recognition for second largest jump in gross profit margin for 2005 in Northeast region

Occupational Therapist Registered/Licensed ♦ Kindred Healthcare
February 2005-August 2006
- Provided quality therapy services in 5 different locations, often several different buildings in one day
- Evaluated and determined appropriate care plan for residents
- Utilized clinical problem solving skills on daily basis
- Designed adaptive equipment for little or no money
- Splint fabrication
- Facilitated open communication with family, residents and staff

Occupational Therapist Registered/Licensed ♦ Detroit Lakes Public Schools
December 2003- February 2005
- Supervised occupational therapy program and staff
- Organized, coordinated nationally known speaker for continuing education course with 80 participants
- Performed evaluation/goal writing for 6 to 21 year olds
- Contributed as an interdisciplinary team member in 7 different settings
- Facilitated client, teacher, and family education and communication
- Directed paraprofessionals and COTA in appropriate therapeutic care
- Provided medical justification for adaptive equipment

♦ Supervised appropriate Medical Assistance billing

Occupational Therapist Registered/Licensed ♦ Detroit Lakes Public Schools Early
Childhood Intervention
February 2003 – December 2003
♦ Standardized evaluation/goal writing for birth to five year olds
♦ Contributed as an interdisciplinary team member in 10 different settings
♦ Directed paraprofessionals in appropriate therapeutic care
♦ Facilitated client, teacher, and family education and communication
♦ Conducted 1:1 and group therapy with children

Employment Continued

Occupational Therapist Registered/Licensed ♦ St. Mary's Regional Health Center
February 2000 – February 2003
♦ Treatment and discharge planning for inpatient, outpatient and Home Health from pediatrics
  to elderly
♦ Organized, coordinated Physical Agent Modalities course for regional occupational therapists
  with 25 participants
♦ Contributed as an interdisciplinary team member
♦ Standardized evaluation/goal writing
♦ Facilitated patient and family education
♦ Splint fabrication

Occupational Therapist Registered/Licensed ♦ Fargo Public Schools
February 2000 – August 2001
♦ Standardized evaluation/treatment planning for kindergarten through 5th grade
♦ Directed paraprofessionals in appropriate therapeutic care
♦ Facilitated open communication with parents and staff
♦ Conducted 1:1 therapy with children

Special Training

♦ SI Toolkit for Teachers
♦ Tri-Release Therapy
♦ Visual/Vestibular Assessment/Intervention
♦ Asperger's Assessment/Intervention
♦ Toilet Training for Children with Disabilities
♦ Trauma effects on development
♦ Business management training

♦ Physical Agent Modalities
♦ Reiki
♦ CVI
♦ TEACCH
♦ MNRI
♦ Technology and impacts on brain function